UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bridge Investment Group Holdings Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

10806B100

(CUSIP Number)

Robert R. Morse

111 E. Sego Lily Drive, Suite 400,

Salt Lake City, Utah 84070

(801) 716-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10806B100	13D	Page 1 of 19 pages

1	Names of Reporting Persons Bridge Founders Group, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 10806B100	13D	Page 2 of 19 pages

1	Names of Reporting Persons Robert Randolph Morse
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,170,856
	8	Shared Voting Power 33,756,311
	9	Sole Dispositive Power 1,170,856
	10	Shared Dispositive Power 33,756,311

11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,927,167
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 57.2%
14	Type of Reporting Person IN

CUSIP No. 10806B100	13D	Page 3 of 19 pages

1	Names of Reporting Persons FLM Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 32,314,342
	8	Shared Voting Power 0
	9	Sole Dispositive Power 32,314,342
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 32,314,342
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 54.2%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 10806B100	13D	Page 4 of 19 pages

1	Names of Reporting Persons FLM Management LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,441,969
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,441,969
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,441,969
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 10806B100	13D	Page 5 of 19 pages

1	Names of Reporting Persons Jonathan Slager
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 372,744
	8	Shared Voting Power 20,706,122
	9	Sole Dispositive Power 372,744
	10	Shared Dispositive Power 5,883,043

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,078,866
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 63.5%
14	Type of Reporting Person IN

CUSIP No. 10806B100	13D	Page 6 of 19 pages

1	Names of Reporting Persons SF Intentional Irrevocable Trust dated December 30, 2019
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,374,838
	8	Shared Voting Power 18,331,284
	9	Sole Dispositive Power 2,374,838
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,706,122
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 69.7%
14	Type of Reporting Person OO

CUSIP No. 10806B100	13D	Page 7 of 19 pages

1	Names of Reporting Persons J.P. Slager, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 3,187,715
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,187,715
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,187,715
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.5%
14	Type of Reporting Person OO

CUSIP No. 10806B100	13D	Page 8 of 19 pages

1	Names of Reporting Persons Adam O’Farrell
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 219,262
	8	Shared Voting Power 16,841,829
	9	Sole Dispositive Power 219,262
	10	Shared Dispositive Power 2,817,565

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,061,091
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 56.6%
14	Type of Reporting Person IN

CUSIP No. 10806B100	13D	Page 9 of 19 pages

1	Names of Reporting Persons Adam B. O’Farrell and Tracy K. O’Farrell Trust dtd May 9, 2019
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,056,615
	8	Shared Voting Power 14,785,214
	9	Sole Dispositive Power 2,056,615
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,841,829
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 57.3%
14	Type of Reporting Person OO

CUSIP No. 10806B100	13D	Page 10 of 19 pages

1	Names of Reporting Persons Dean Allara
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 6,267,339
	8	Shared Voting Power 10,891,632
	9	Sole Dispositive Power 6,267,339
	10	Shared Dispositive Power 1,558,632

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,158,971
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 49.2%
14	Type of Reporting Person OO

CUSIP No. 10806B100	13D	Page 11 of 19 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on July 30, 2021 (as amended to date, the “Schedule 13D”) relating to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Bridge Investment Group Holdings Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is amended and replaced in its entirety as follows:

The Schedule 13D is being filed by the following entities (each a “Reporting Person” and collectively, the “Reporting Persons”):

Bridge Founders Group, LLC, a Utah limited liability company

Robert Randolph Morse

FLM Holdings, LLC, a Delaware limited liability company

FLM Management LLC, a Delaware limited liability company

Jonathan Slager

SF Intentional Irrevocable Trust dated December 30, 2019 (the “SF Intentional Irrevocable Trust”)

J.P. Slager, LLC, a Utah limited liability company

Adam O’Farrell

Adam B. O’Farrell and Tracy K. O’Farrell Trust dtd May 9, 2019 (the “O’Farrell Trust”)

Dean Allara

Messrs. Morse, Slager, O’Farrell and Allara are citizens of the United States. Mr. Morse’s principal occupation is Executive Chairman of the Issuer. Mr. Slager’s principal occupation is director and Chief Executive Officer of the Issuer. Mr. O’Farrell’s principal occupation is director and Chief Operating Officer of the Issuer. Mr. Allara’s principal occupation is director and Vice Chairman and Head of Client Solutions Group of the Issuer. The other Reporting Persons are principally engaged in the business of managing their investments in the securities of the Issuer.

Information with respect to the managing members of Bridge Founders Group, LLC, FLM Holdings, LLC, FLM Management LLC and J.P. Slager, LLC (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

The principal business address for Messrs. Morse, Slager, O’Farrell and Allara, Bridge Founders Group, LLC, FLM Holdings, LLC, FLM Management LLC, the SF Intentional Irrevocable Trust, J.P. Slager, LLC and the O’Farrell Trust is c/o Bridge Investment Group Holdings Inc., 111 East Sego Lily Drive, Suite 400, Salt Lake City, Utah 84070.

CUSIP No. 10806B100	13D	Page 12 of 19 pages

By virtue of the agreements made pursuant to the Stockholders Agreement (as defined below), Messrs. Morse, Slager, O’Farrell and Allara, Bridge Founders Group, LLC, FLM Holdings, LLC, FLM Management LLC, the SF Intentional Irrevocable Trust, J.P. Slager, LLC, and the O’Farrell Trust may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). For a description of the relationship between these Reporting Persons, see Item 4 below.

During the last five years, none of the Reporting Persons nor any Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented with the following:

Redemption of interests in Bridge Founders Group, LLC

On December 31, 2021, Bridge Founders Group, LLC distributed 24,740,296 Class A Units to its members in exchange for certain equity interests in the Bridge Founders Group, LLC (the “2021 Redemption Transactions”). As a result of the Redemption Transactions, Mr. Allara acquired 4,448,863 Class A Units, the Dean Allara Family Legacy Trust, of which Mr. Allara is trustee, acquired 500,000 Class A Units, and the Stacey Allara Family Legacy Trust, of which Mr. Allara is trustee, acquired 500,000 Class A Units. In connection with the 2021 Redemption Transactions, certain members of Bridge Founders Group, LLC became parties to the Stockholders Agreement and granted an irrevocable proxy to (i) the SF Intentional Irrevocable Trust to vote 2,683,713 shares of Class A Common Stock, (ii) the O’Farrell Trust to vote 2,533,952 shares of Class A Common Stock, and (iii) Dean Allara to vote 8,343,721 shares of Class A Common Stock.

Redemption of interests in entities affiliated with the Issuer

On January 1, 2022, members of entities affiliated with the Issuer redeemed certain equity interests in such entities for Class A Units or shares of Class A Common Stock, as applicable (the “2022 Redemption Transactions”). As a result of the Redemption Transactions, Mr. Allara acquired 1,132,369 Class A Units, FLM Holdings, LLC acquired 4,444,185 Class A Units, and the O’Farrell Trust acquired 529,520 Class A Units. In connection with the IPO or the 2021 Redemption Transactions, as applicable, certain individuals granted an irrevocable proxy to (i) the SF Intentional Irrevocable Trust to vote 2,357,253 additional shares of Class A Common Stock issued in the 2022 Redemption Transactions, (ii) the O’Farrell Trust to vote 2,091,538 additional shares of Class A Common Stock issued in the 2022 Redemption Transactions, and (iii) Dean Allara to vote 963,981 additional shares of Class A Common Stock issued in the 2022 Redemption Transactions.

CUSIP No. 10806B100	13D	Page 13 of 19 pages

Award of restricted shares of Class A Common Stock

On January 1, 2022, Messrs. Morse, Slager, O’Farrell and Allara received from the Issuer an award of 585,428, 186,372, 109,631 and 135,503 restricted shares of Class A Common Stock, respectively.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and replaced in its entirety as follows:

Stockholders Agreement

Pursuant to a stockholders agreement, dated July 16, 2021, by and among the Issuer, the Reporting Persons and certain other stockholders included therein (the “Stockholders Agreement”), each of the Reporting Persons will have the right to designate (i) that number of individuals, which, assuming all such individuals are successfully elected as directors, when taken together with any incumbent Original Member Directors (as defined below) not standing for election in such election, would result in there being four directors (the “Original Member Directors”) and (ii) that number of individuals who satisfy the independence requirements specified in the stockholders agreement, which, assuming all such individuals are successfully elected as directors, when taken together with any incumbent Original Member Designated Independent Directors (as defined below) not standing for election in such election, would result in there being three directors (the “Original Member Designated Independent Directors”). Each of the Reporting Persons also agrees to vote, or cause to be voted, all of their outstanding shares of Class A Common Stock and/or Class B Common Stock held such parties, or by which such parties possess voting power (including pursuant to the irrevocable proxy described below), at any annual or special meeting of stockholders in which directors are elected, so as to cause the election of the Original Member Directors and the Original Member Designated Independent Directors.

Certain of the parties to the Stockholders Agreement have granted to SF Intentional Irrevocable Trust, O’Farrell Trust or Dean Allara an irrevocable proxy to vote such stockholders’ shares of Class A Common Stock and/or Class B Common Stock with respect to the election and removal of directors. The irrevocable proxy granted will terminate upon the termination of the Stockholders Agreement.

Pursuant to the Stockholders Agreement, the Issuer has agreed to take all commercially reasonable actions to cause (i) the Issuer’s board of directors (the “Board”) to be comprised of at least seven directors or such other number of directors as the Board may determine; (ii) the individuals designated in accordance with the terms of the Stockholders Agreement to be included in the slate of nominees to be elected to the Board at the next annual or special meeting of stockholders at which directors are to be elected and at each annual meeting of stockholders thereafter at which a director’s term expires; and (iii) the individuals designated in accordance with the terms of the Stockholders Agreement to fill the applicable vacancies on the Board.

CUSIP No. 10806B100	13D	Page 14 of 19 pages

Registration Rights Agreement

In connection with the IPO, the Issuer entered into a registration rights agreement, dated July 16, 2021 (the “Registration Rights Agreement”), with the Reporting Persons and certain other identified investors, pursuant to which the Issuer granted shelf registration rights, piggyback registration rights and demand registration rights to such stockholders, for the resale under the Securities Act of 1933, as amended, of the Common Stock held by them, subject to certain conditions set forth therein. Pursuant to the Registration Rights Agreement, the Reporting Persons have also agreed not to transfer any securities of the Issuer for a period of 180 days following the consummation of the IPO and the expiration or waiver of any related lock-up period.

The foregoing descriptions of the Stockholders Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons, subject to certain provisions of the law, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, including Messrs. Morse, Slager, O’Farrell and Allara in their capacities as officers and directors of the Issuer, may engage in discussions with management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 10806B100	13D	Page 15 of 19 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 27,313,000 shares of Class A Common Stock outstanding as of January 1, 2022:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Bridge Founders Group, LLC	0	0%	0	0	0	0
Robert Randolph Morse	34,927,167	57.2%	1,170,856	33,756,311	1,170,856	33,756,311
FLM Holdings, LLC	32,314,342	54.2%	32,314,342	0	32,314,342	0
FLM Management LLC	1,441,969	5.0%	1,441,969	0	1,441,969	0
Jonathan Slager	21,078,866	63.5%	372,744	20,706,122	372,744	5,883,043
SF Intentional Irrevocable Trust dated December 30, 2019	20,706,122	69.7%	2,374,838	18,331,284	2,374,838	0
J.P. Slager, LLC	3,187,715	10.5%	3,187,715	0	3,187,715	0
Adam O’Farrell	17,061,091	56.6%	219,262	16,841,829	219,262	2,817,565
Adam B. O’Farrell and Tracy K. O’Farrell Trust dtd May 9, 2019	16,841,829	57.3%	2,056,615	14,785,214	2,056,615	0
Dean Allara	17,158,971	49.2%	6,267,339	10,891,632	6,267,339	1,558,632

Bridge Founders Group, LLC is the record holder of zero Class A Units.

Mr. Morse is (i) the record holder of 1,170,856 shares of Class A Common Stock; (ii) the manager of FLM Holdings, LLC, which is the record holder of 32,314,342 Class A Units; and (iii) the manager of FLM Management LLC, which is the trustee of various family trusts that are the record holders of an aggregate of 1,441,969 Class A Units. As a result, Mr. Morse may be deemed to share beneficial ownership of the securities held of record by FLM Holdings, LLC and the various family trusts.

Mr. Slager is (i) the record holder of 372,744 shares of Class A Common Stock; (ii) the grantor of the SF Intentional Irrevocable Trust, which is the record holder of 2,374,838 Class A Units; (iii) the manager of J.P. Slager, LLC, which is the record holder of 3,187,715 Class A Units; and (iv) the manager of The Christmas, LLC, which is the general partner of the Slager Family Limited Partnership which is the record holder of 320,490 Class A Units. As a result, Mr. Slager may be deemed to share beneficial ownership of the securities held of record by the SF Intentional Irrevocable Trust, J.P. Slager, LLC and the Slager Family Limited Partnership. In addition, certain parties to the Stockholders Agreement have granted an irrevocable proxy to the SF Intentional Irrevocable Trust to vote 14,823,079 shares of Class A Common Stock. As a result, Mr. Slager may be deemed share beneficial ownership of the securities subject to the irrevocable proxy.

CUSIP No. 10806B100	13D	Page 16 of 19 pages

Mr. O’Farrell is (i) the record holder of 219,262 shares of Class A Common Stock and may be deemed to share beneficial ownership of (a) 300 shares of Class A Common Stock held of record by his daughter and (b) 760,950 Class A Units held of record by the O’Farrell Irrevocable Trust, of which Mr. O’Farrell is trustee; and (ii) the trustee of the O’Farrell Trust, which is the record holder of 2,056,615 Class A Units. As a result, Mr. O’Farrell may be deemed to share beneficial ownership of the securities held of record by his daughter, the O’Farrell Trust and the O’Farrell Irrevocable Trust. In addition, certain parties to the Stockholders Agreement have granted an irrevocable proxy to the O’Farrell Trust to vote 14,785,214 shares of Class A Common Stock. As a result, Mr. O’Farrell may be deemed share beneficial ownership of the securities subject to the irrevocable proxy.

Mr. Allara is (i) the record holder of 6,267,339 shares of Class A Common Stock and may be deemed to share beneficial ownership of (a) 500,000 Class A Units held of record by the Dean Allara Family Legacy Trust, of which Mr. Allara is trustee, and (b) 500,000 Class A Units held of record by the Stacey Allara Family Legacy Trust, of which Mr. Allara is trustee; and (ii) the manager of Rockridge Investments, LLC, which is the record holder of 558,632 Class A Units. As a result, Mr. Allara may be deemed to share beneficial ownership of the securities held of record by the Dean Allara Family Legacy Trust, the Stacey Allara Family Legacy Trust and Rockridge Investments, LLC. In addition, certain parties to the Stockholders Agreement have granted an irrevocable proxy to Dean Allara to vote 9,333,000 shares of Class A Common Stock. As a result, Mr. Allara may be deemed share beneficial ownership of the securities subject to the irrevocable proxy.

Each Class A Unit may be redeemed at any time for shares of Class A Common Stock on a 1-to-1 basis. As such, each of the individuals and entities noted above may be deemed to beneficially own the shares of Class A Common Stock issuable upon redemption of the Class A Units.

(c)	Except as described in Item 3 and Item 4, none of the Reporting Persons have effected any transactions with respect to the Class A Common Stock.

(d)	None.

(e)	On December 31, 2021, Bridge Founders Group, LLC ceased to be the beneficial owner of more than five percent of the Class A Common Stock of the Issuer.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

CUSIP No. 10806B100	13D	Page 17 of 19 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 2022

Bridge Founders Group, LLC

By:	/s/ Dean A. Allara
Name: Dean A. Allara
Title: Manager

/s/ Robert Randolph Morse
Name: Robert Randolph Morse

FLM Holdings, LLC

By:	/s/ Robert Randolph Morse
Name: Robert Randolph Morse
Title: Manager

FLM Management LLC

By:	/s/ Robert Randolph Morse
Name: Robert Randolph Morse
Title: Manager

/s/ Jonathan Slager
Name: Jonathan Slager

SF Intentional Irrevocable Trust dated December 30, 2019

By:	/s/ Jonathan Slager
Name: Jonathan Slager
Title: Trustee

J.P. Slager, LLC

By:	/s/ Jonathan Slager
Name: Jonathan Slager
Title: Manager

CUSIP No. 10806B100	13D	Page 18 of 19 pages

/s/ Adam O’Farrell
Name: Adam O’Farrell

Adam B. O’Farrell and Tracy K. O’Farrell Trust dtd May 9, 2019

By:	/s/ Adam O’Farrell
Name:	Adam O’Farrell
Title:	Trustee

/s/ Dean Allara
Name: Dean Allara

CUSIP No. 10806B100	13D	Page 19 of 19 pages

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and managing members of Bridge Founders Group, LLC, FLM Holdings, LLC, FLM Management LLC and J.P. Slager, LLC are set forth below.

Bridge Founders Group, LLC

Name	Present Principal Occupation or Employment	Principal Business Address	Citizenship
Dean Allara	Management Committee Member, Bridge Founders Group, LLC	111 East Sego Lily Drive, Suite 400, Salt Lake City, Utah 84070	USA

Christian Young	Management Committee Member, Bridge Founders Group, LLC	111 East Sego Lily Drive, Suite 400, Salt Lake City, Utah 84070	USA

Danuel Stanger	Management Committee Member, Bridge Founders Group, LLC	111 East Sego Lily Drive, Suite 400, Salt Lake City, Utah 84070	USA

Russell Minnick	Management Committee Member, Bridge Founders Group, LLC	111 East Sego Lily Drive, Suite 400, Salt Lake City, Utah 84070	USA

Branson Hamilton	Management Committee Member, Bridge Founders Group, LLC	111 East Sego Lily Drive, Suite 400, Salt Lake City, Utah 84070	USA

Thomas Ralphs	Management Committee Member, Bridge Founders Group, LLC	111 East Sego Lily Drive, Suite 400, Salt Lake City, Utah 84070	USA

FLM Holdings, LLC

Name	Present Principal Occupation or Employment	Principal Business Address	Citizenship
Robert Morse	Executive Chairman, Bridge Investment Group Holdings Inc.	111 East Sego Lily Drive, Suite 400, Salt Lake City, Utah 84070	USA

FLM Management LLC

Name	Present Principal Occupation or Employment	Principal Business Address	Citizenship
Robert Morse	Executive Chairman, Bridge Investment Group Holdings Inc.	111 East Sego Lily Drive, Suite 400, Salt Lake City, Utah 84070	USA

J.P. Slager, LLC

Name	Present Principal Occupation or Employment	Principal Business Address	Citizenship
Jonathan Slager	Chief Executive Officer, Bridge Investment Group Holdings Inc.	111 East Sego Lily Drive, Suite 400, Salt Lake City, Utah 84070	USA